UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                               Amendment No. 2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    CAMERON ASHLEY BUILDING PRODUCTS, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  133290106
                                (CUSIP Number)


      Bradco Supply Corporation           Barry Segal
      13 Production Way                   c/o Bradco Supply Corporation
      P.O. Box 67                         13 Production Way
      Avenel, New Jersey 07001            P.O. Box 67
      Phone: (732) 382-3400               Avenel, New Jersey 07001
                                          Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                February 18, 2000
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D

CUSIP NO.    133290106                   Page 2 of 7
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bradco Supply Corporation
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS *

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                              |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

    NUMBER OF            2,000
     SHARES             --------------------------------------------------------
  BENEFICIALLY   8      SHARED VOTING POWER
    OWNED BY
   REPORTING            None
     PERSON             --------------------------------------------------------
      WITH       9      SOLE DISPOSITIVE POWER

                        2,000
                        --------------------------------------------------------

                 10     SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES *                                   |X|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.02%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.    133290106                   Page 3 of 7
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Barry Segal
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) |X|
                                                                    (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS *

        WC, AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                               |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

    NUMBER OF           549,400
     SHARES             --------------------------------------------------------
  BENEFICIALLY   8      SHARED VOTING POWER
    OWNED BY
   REPORTING            None
     PERSON             --------------------------------------------------------
      WITH       9      SOLE DISPOSITIVE POWER

                        549,400
                        --------------------------------------------------------

                 10     SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        549,400
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES *                                |_|


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.31%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

        IN
--------------------------------------------------------------------------------

                                  Schedule 13D

            Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D originally filed jointly by the Reporting Persons on February 10, 2000 as amended by Amendment No. 1 filed February 16, 2000, (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Cameron Ashley Building Products, Inc. ("Cameron" or the "Company").

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      Information Regarding Bradco

      No change.

      Information Regarding Barry Segal

      No change.

Item 3. Source and Amount of Funds or Other Consideration

      No change.

Item 4. Purpose of Transaction

      The Reporting Persons believe that the prior Cameron management buy-out offer of $15.10 per share and the current Guardian offer of $17 per share are both inadequate and below the true fair market value of Cameron.

      In a transaction that would provide superior value to Cameron shareholders, the Reporting Persons attempted to initiate discussions in order to explore an amicable transaction by which Bradco would purchase approximately 60% of the outstanding shares of Cameron at $16.25/share, merge Bradco's existing operations into Cameron and then with the help of Cameron management work to grow the combined companies. Cameron shareholders who maintain their investment in Cameron would be able to share in the future potential of the combined companies. Further, by providing Cameron shareholders the option to continue to hold the stock of the combined entity, Cameron shareholders could avoid a taxable transaction or alternatively possibly derive capital gain tax benefits for the appreciation in the value of their individual holdings.

      Approximately one month ago Bradco attempted to initiate discussions in order to explore this transaction with Cameron. Bradco has followed up its January 21, 2000 correspondence with subsequent letters on January 27, 2000 and February 15, 2000. Our only response from Cameron has been a brief letter dismissing Bradco as a viable suitor because Cameron received another offer which the Reporting Persons do not believe is a better offer. It does not appear that any meaningful attempt to explore our interest in a transaction that could serve the best interest of all shareholders will occur. The Reporting Persons have therefore determined that they have no further current interest in pursuing the stated transaction with Cameron, and the Reporting Persons now intend to hold their Cameron shares for investment purposes.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Cameron Common Stock. In determining whether to purchase additional shares of Cameron Common Stock, the Reporting Persons intend to consider various factors, including Cameron's financial condition, business and prospects, other developments concerning Cameron, the reaction of Cameron to the Reporting Persons' ownership of shares of Common Stock, price levels of Cameron Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Cameron Common Stock at any time.

            Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cameron, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Cameron or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Cameron; (iv) any other material change in Cameron's business or corporate structure; (v) any other material changes in Cameron's charter or bylaws or other actions which may impede the acquisition of the control of Cameron by any persons; (vi) causing a class of securities of Cameron to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Cameron becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      No Change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No Change.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A  Executive Officers and Directors of Bradco Supply
                  Corporation [incorporated by reference to Schedule A of initial Schedule 13D filed February 10, 2000].

      Exhibit 1 Bradco Letter dated January 21, 2000 to the Special Committee of the Board of Directors of the Company. [Incorporated by reference to Exhibit B of initial Schedule 13D filed February 10, 2000.]

      Exhibit 2 Letter from the Special Committee of the Board of Directors of the Company dated February 11, 2000. [Incorporated by reference to Exhibit 2 of Schedule 13D Amendment 1 filed February 16, 2000]

      Exhibit 3 Bradco Letter dated February 15, 2000 to the Special Committee of the Board of Directors of the Company. [Incorporated by reference to Exhibit 3 of Schedule 13D Amendment 1filed February 16, 2000]

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2000

                              BRADCO SUPPLY CORPORATION


                              By: /s/ Barry Segal
                                  ----------------------------
                              Name: Barry Segal
                              Title:   Chief Executive Officer

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2000



                              By: /s/ Barry Segal
                                  ----------------------------
                              Name: Barry Segal

                            JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Cameron Ashley Building Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 18th day of February, 2000


                                    BRADCO SUPPLY CORPORATION


                                    By:  /s/ Barry Segal
                                         -------------------------
                                    Name: Barry Segal
                                    Title: Chief Executive Officer


                                    By:  /s/ Barry Segal
                                         -------------------------
                                    Name: Barry Segal